UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.3)

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

      89656D101
(CUSIP Number)

Andrew L. Sole
Esopus Creek Advisors LLC
1330 Avenue of the Americas, Suite 1800
New York, NY 10019
Tel: (212) 315-1340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89656D101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.11%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,200
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 92,200
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauren A. Krueger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON IN

This Amendment to Schedule 13D is filed with respect to the 682,731 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc. (the “Issuer”) held by Esopus Creek Value Series Fund LP - Series A, the 366,229 shares of Common Stock of the Issuer held by Esopus Creek Value Series Fund LP - Series L, and the 92,200 shares of Common Stock of the Issuer held by Andrew L. Sole.  This Statement amends the Schedule 13D initially filed by the Reporting Persons identified below on September 24, 2012, as amended on January 18, 2013, as amended on  February 19, 2013 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Esopus Creek Value Series Fund LP - Series A,
•	Esopus Creek Value Series Fund LP - Series L,
•	Esopus Creek Advisors LLC (“Esopus Advisors”),
•	Andrew L. Sole (“Mr. Sole”), and
•	Lauren A. Krueger (“Ms. Krueger”)

Collectively, the Reporting Persons may be deemed to beneficially own 1,141,160 shares of Common Stock, representing approximately 6.86% of the outstanding shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is being supplemented by the following:

On April 2, 2013, the Reporting Persons sent a letter to the Issuer’s Board of Directors (the “Board”) to express their concerns regarding the Issuer.  In the letter, the Reporting Persons strongly urged the Board to remove and replace Mark Ettenger as Chief Executive Officer; fill the existing Board vacancy; obtain top rated real estate advice (either from the new CEO or otherwise); and stop rebuffing indications of interest from major real estate firms interested in acquiring and/or developing Issuer properties.  A redacted copy of this letter is attached hereto as Appendix III and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock and in the common stock of the Issuer that were effected by the Reporting Persons during the past sixty days

Appendix II: Joint Filing Agreement (previously filed)

Appendix III: Redacted Copy of the Letter to the Board of Directors of the Issuer dated April 2, 2013

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the below certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2013

ESOPUS CREEK VALUE SERIES FUND LP - SERIES A
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK VALUE SERIES FUND LP - SERIES L
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Lauren A. Krueger
Lauren A. Krueger

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

None.

APPENDIX III

April 2, 2013

VIA E-MAIL AND MAIL

The Board of Directors of
Trinity Place Holdings, Inc.
One Syms Way
Secaucus, New Jersey  07094

Re:           Continuing and Growing Concerns

Dear Sirs and Madam:

We write to you as managers of Esopus Creek Value Series Fund LP – Series L and Series A, significant shareholders of Trinity Place Holdings, Inc. (the “Company”).

As you know, we have repeatedly expressed concern about the Board vacancy, the Board’s apparent lack of urgency in dealing with the liquidation/monetization of the real estate assets, and your compliance with the terms of the confirmed Plan of Reorganization.  Nothing we have seen of late has allayed any of these concerns.

We have now confirmed that other shareholders (and creditors) share our views; this based upon various unsolicited calls we have received in recent weeks, not to mention the March 28, 2013 creditor correspondence directed to this Board.

We strongly urge the Board to (i) stop rebuffing indications of interest from major real estate players interested in acquiring and/or developing the Company properties; (ii) appoint a new chief executive officer who would enjoy the confidence of most shareholders; (iii) fill the Board vacancy; and (iv) unless the new CEO is a seasoned real estate expert, obtain top-rated real estate advice.

If these actions are not taken, we believe the Company's shareholders will suffer at the hands of the very fiduciaries which are supposed to protect their legal and financial interests.

Mr. Ettenger was specifically appointed as the interim CEO – is that condition being honored by the Board? We have heard story after story of prospective real estate purchasers being refused meetings with Mr. Ettenger, a complete professional failure to return phone calls and email from such purchasers, or individuals left twisting in the wind after what seem to be nothing but perfunctory meetings with Mr. Ettenger.

Also concerning has been Mr. Ettenger’s public disparagement of the confirmed plan of reorganization, a legal document painstakingly negotiated and approved by the shareholder and creditor constituencies and approved by a federal judge, and his disparagement of the Company itself. Has the Board simply abdicated its responsibilities to oversee the principal officer of this

The Board of Directors of
Trinity Place Holdings, Inc.
April 2, 2013

Company, who also happens to serve as its Chairperson? And what role is our "independent director" playing?

We have also seen no evidence to date of a serious attempt by the current management to properly market its properties.  As you know, Lauren Krueger served as CEO until the effective date of her resignation in mid-January of this year and Andrew Sole was on the Board until early January.

*                                           *                                              *

The Board of Directors of
Trinity Place Holdings, Inc.
April 2, 2013

We certainly hope this Board is cognizant of its legal duties under the Plan of Reorganization and the legal duties it owes to all of its shareholders.

Very truly yours,

/s/ Andrew L. Sole
     Andrew L. Sole, Esq.
     Managing Member
     Esopus Creek Advisors LLC

/s/ Lauren A. Krueger
     Lauren A. Krueger
     Managing Member
     Esopus Creek Advisors LLC

cc:  Brett Rodda, Esq.